Exhibit 8: Audited Financial Statements

qaZING, INC.

FINANCIAL STATEMENTS

FOR THE FOUR MONTH PERIOD ENDED

DECEMBER 31, 2015

AND

INDEPENDENT AUDITORS' REPORT

OSTER &WHEELER, PC

Certified Public Accountants

86 West Street, PO Box 623, Keene, NH 03431 14 Grove Street, Peterborough, NH 03458

Phone: (603) 352-4500 Fax: (603) 352-8558 Phone: (603) 924-3062 Fax: (603) 924-7805

OSTER&WHEELER, PC

Certified Public Accountants

86 West Street, PO Box 623, Keene, NH 03431 14 Grove Street, Peterborough, NH 03458

Phone: (603) 352-4500 Fax: (603) 352-8558 Phone: (603) 924-3062 Fax: (603) 924-7805

INDEPENDENT AUDITORS' REPORT:

To the Stockholder of

qaZING, Inc.:

We have audited the accompanying financial statements of qaZING, Inc. which comprise the balance sheet as of December 31, 2015 and the related statements of income and accumulated deficit, changes in stockholder's equity and cash flows for the four month period then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of qaZING, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the four months then ended in accordance with accounting principles generally accepted in the United States of America.

Keene, New Hampshire

April 26, 2016

qaZING, INC.

BALANCE SHEET

DECEMBER 31, 2015

CURRENT ASSETS:

Cash $ 2,170

Total current assets 2,170

OTHER ASSETS:

Intangible assets, net of amortization of $417 24,583

Total other assets 24,583

Total assets $ 26,753

CURRENT LIABILITIES:

Line of credit $ 10,000

Accrued interest 41

Total current liabilities 10,041

Total liabilities 10,041

STOCKHOLDER'S EQUITY:

Common stock, .001 par value; 60,000,000 shares

authorized, 25,000,000 issued and outstanding 25,000

Accumulated deficit (8,288)

Total stockholder's equity 16,712

Total liabilities and stockholder's equity $ 26,753

ASSETS

LIABILITIES AND STOCKHOLDER'S EQUITY

The accompanying notes to the financial statements are an integral part of these statements.

qaZING, INC.

STATEMENT OF INCOME AND ACCUMULATED DEFICIT

FOR THE FOUR MONTH PERIOD ENDED DECEMBER 31, 2015

NET REVENUES: $ -

EXPENSES:

Research and development 7,365

Amortization expense 417

Advertising expense 160

Bank charges 120

Meals and entertainment 79

Vehicle expense 73

Interest expense 41

Other expenses 33

Total expenses 8,288

NET LOSS (8,288)

ACCUMULATED DEFICIT, beginning of year -

ACCUMULATED DEFICIT, end of year $ (8,288)

The accompanying notes to the financial statements are an integral part of these statements.

qaZING, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE FOUR MONTH PERIOD ENDED DECEMBER 31, 2015

BALANCE AT SEPTEMBER 1, 2015 $ - $ -

Issuance of common stock 25,000 -

Net loss - (8,288)

BALANCE AT DECEMBER 31, 2015 $ 25,000 $ (8,288)

COMMON

STOCK

ACCUMULATED

DEFICIT

The accompanying notes to the financial statements are an integral part of these statements.

qaZING, INC.

STATEMENT OF CASH FLOWS

FOR THE FOUR MONTH PERIOD ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss $ (8,288)

Adjustments to reconcile change in accumulated deficit to

net cash used in operating activities:

Amortization 417

Increase in the following liabilities:

Accrued interest 41

Total adjustments 458

Net cash used in operating activities (7,830)

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from line of credit 10,000

Net cash provided by financing activities 10,000

NET INCREASE IN CASH 2 ,170

CASH, beginning of period -

CASH, end of period $ 2,170

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Non-cash investing and financing activities:

The Company issued $25,000 of common stock in lieu of payment for organizational

costs of $17,000 and intellectual property of $8,000

The accompanying notes to the financial statements are an integral part of these statements.

qaZING, INC.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FOUR MONTH PERIOD ENDED

DECEMBER 31, 2015

1. Summary of significant accounting policies:

Nature of business – qaZING, Inc. (the "Company") was formed on September 10, 2015, as a

Delaware corporation. The Company is presently headquartered in Peterborough, New

Hampshire. The company is seeking to establish an on-demand software platform and marketplace to help service providers and clients do business. The principal mechanism for the use of this marketplace is anticipated to be a computer application that is deployed on mobile devices. The Company believes there is an untapped need for this marketplace, and that the advent of smartphones with built-in GPS capabilities makes this product potentially very functional and practical. To date, the Company has had extremely limited operations. It is actively developing a website and a mobile device software application to create its marketplace platform to connect service providers with clients.

Basis of accounting – qaZING, Inc. prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP). This basis of accounting requires the application of accrual accounting.

Basis of presentation – The financial statement presentation follows the recommendations of the American Institute of Certified Public Accountants.

Income taxes – The Company is a corporation under the federal tax code. As such, it files an annual Form 1120 (U.S. Income Tax Return for Corporations). The Company accounts for income taxes in accordance with FASB ASC 740-10, Accounting for Uncertainty in Income Taxes, which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. For the four month period ended December 31, 2015, the Company has no material uncertain tax positions to be accounted for in the financial statements. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in interest expense. There were no such expenses for the four month period ended December 31, 2015.

Cash equivalents – For the purpose of the statements of cash flows, the Company considers cash equivalents to be all highly liquid securities with an original maturity of three months or less.

Amortization – The Company follows the policy of charging to expense annual amounts of amortization which allocate the cost of intangible assets over their estimated useful lives. The Company uses the straight-line method for determining annual charges for amortization. Costs related to acquiring organizational costs and other intangible assets are capitalized and amortized over the assets' estimated useful lives. Generally, these intangible assets are amortized over 15 years, which commences once the asset is obtained.

qaZING, INC.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FOUR MONTH PERIOD ENDED

DECEMBER 31, 2015

1. Summary of significant accounting policies (continued):

Recognition of revenue and expenses – The Company's books and records are maintained on the accrual basis of accounting whereby revenues are recorded when services are delivered, and expenses are recorded as incurred.

Advertising costs – The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place. Advertising expense was $160 in 2015.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Intangible assets:

As of December 31, 2015, intangible assets were comprised of the following:

Organizational costs $ 17,000

Intellectual property 8,000

25,000

Less - accumulated amortization 417

$ 24,583

3. Line of credit:

On October 1, 2015, the Company entered into a line of credit agreement with a certain related party for $100,000. It is available for working capital purposes. The line is on demand and bears interest at a rate of 2% per annum. Any unpaid principal and interest amounts are due on December 1, 2016. At December 31, 2015, the Company had $10,000 drawn on the line that is reported on the balance sheet as a current liability.

4. Preferred stock:

At December 31, 2015, there were 20,000,000 shares of preferred stock authorized, no shares were issued and outstanding.

qaZING, INC.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FOUR MONTH PERIOD ENDED

DECEMBER 31, 2015

5. Issuance of common stock:

On September 10, 2015 the Corporation issued 25,000,000 shares of $.001 par value common stock to a single corporate stockholder in a non-cash transaction. In lieu of cash, the Company received intellectual property valued at $8,000 and the stockholder paid for the Company's organizational costs totaling $17,000. The value of the intellectual property and organizational costs were determined based on the actual expenses incurred by the stockholder in arms lengths transactions with third parties.

6. Nonqualified stock option plan:

On September 18, 2015, the Company adopted a Nonqualified Stock Option Plan, authorizing the grant of stock options exercisable for up to 5,000,000 shares of common stock. As of December 31, 2015, no options to acquire shares of common stock are promised or outstanding relating to grants to advisors and consultants of the Company. These grants vest over terms ranging from two to four years subject to the grantee's continued service to the Company.

7. Related party transactions:

The following transactions occurred between the Company and its related party:

The Company entered into its line of credit agreement with PeoplesVC, a corporation under common control, for $100,000 with interest being paid at a rate of 2% per annum. Borrowings for the four month period ended December 31, 2015 totaled $10,000 – there were no loan repayments.

8. Risk and uncertainties:

The Company is a development stage entity, thus there is a high level of risk and uncertainty associated with future operations. There are no guarantees that qaZING, Inc. will be successful in generating revenues or developing an adequate customer base for the Company's planned products and services. There are also risks and uncertainties associated with the Company's ability to raise adequate working capital from investors to finance the development and marketing of their products.

9. Subsequent events:

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through April 26, 2016, the date the financial statements were available to be issued. No events were noted for disclosure.

Exhibit 9: Convertible Note

Exhibit 9-A: Form of Convertible Note

<u>**PROMISSORY NOTE**</u>

THIS NOTE AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "*ACT*") OR ANY APPLICABLE STATE SECURITIES LAWS. SUCH NOTE AND SECURITIES MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER THE ACT OR UNLESS SOLD PURSUANT TO RULE 144 UNDER THE ACT.

CONVERTIBLE PROMISSORY NOTE

_____, 2016

$_____

FOR VALUE RECEIVED, qaZING Inc., a Delaware company (the "*Company*"), promises to pay to the order of _____ (the "*Holder*"), or as the Holder may direct, _____($_____), plus interest thereon from the date hereof (the "*Effective Date*") of this Convertible Promissory Note (the "*Note*"), at an annual interest rate equal to ten percent (10%) (the "*Interest Rate*"). This Note is being issued in connection with and pursuant to that certain Subscription Agreement, by and between the Company and the Holder, entered into as of even date herewith (the "*Subscription Agreement*").

Interest will be computed on the basis of a year of three hundred sixty-five (365) days for the actual number of days elapsed from the date of this Note. The number of days used to compute the interest will include the first day but will exclude the last day during which any principal is outstanding.

A.   Principal and Interest Payments

1.   *Maturity.* Unless otherwise converted in accordance with <u>Section</u> <u>3</u>, the entire principal amount of this Note together with accrued and unpaid interest thereon will be due and payable in full upon the earlier of (i) five (5) years from the Effective Date (the *"Maturity Date"*), or (ii) an Event of Default (as defined in <u>Section</u> <u>4</u> below) (the Maturity Date and any date which an Event of Default occurs is sometimes referred herein as the *"Repayment Date"*).

2.   *Manner of Payment.* The principal and interest on this Note will be payable in the lawful currency of the United States of America by wire transfer of immediately available funds or by check or draft and without set-off or counterclaim, free and clear of and without deduction for any present or future taxes, restrictions or conditions of any nature. Any payment by check or draft is subject to the condition that good funds are collected and if not so collected, the payment will be ineffective and interest will accrue at the Interest Rate until good funds are available for immediate use by the Holder.

3.   *Application of Payments.* All payments under this Note prior to demand or acceleration will be applied first to any and all costs, expenses, or charges then owed by the Company to the Holder, second, to accrued and unpaid interest, and third, to the unpaid principal balance.

4.   *Following Business Day Convention.* Whenever any payment on this Note is stated to be due on a day which is not a business day, the payment will be made on the next succeeding business day and the extension of time will be included in the computation of the payment of interest of this Note.

B.   **Prepayment**

Until the Company's receipt of the Conversion Notice (as hereinafter defined), the Company may prepay this Note, in whole or in part, at any time or from time to time without premium or penalty.

C.   **Conversion**

1.   *Conversion Upon a Qualified Financing*. Unless previously paid in full or paid in full simultaneously with the closing of a Qualified Financing, in each case as determined in the Company's sole discretion, this Note shall automatically convert into such number of Shares determined by dividing the outstanding principal balance of this Note by the Conversion Price as of the closing of a Qualified Financing (as defined below). For purposes hereof, a *"Qualified Financing"* shall mean an equity financing of the Company, the gross proceeds of which, in the aggregate, equal or exceed $1,250,000. The Company shall provide the Holder with written notice of the proposed Qualified Financing at least fifteen (15) days prior to the expected closing date of the transaction constituting a Qualified Financing.

2.   Conversion Price Upon a Qualified Financing. The initial conversion price (the *"Conversion Price"*) upon a Qualified Financing shall be Fifty percent (50%) of the price per Share at which securities are sold in the Qualified Financing. Notwithstanding anything to the contrary contained herein, in the event that, at any time after the issuance of the Note, the Company shall issue any equity securities for consideration per security which is less than the Conversion Price set forth above (a *"New Security"*), then the Conversion Price shall be adjusted in the same manner and under the same terms and conditions as provided for in the terms and conditions for the New Security.

3.   Reclassification of Securities. If at any time all of the Company's now outstanding equity securities are converted by reclassification, recapitalization, merger, consolidation or otherwise into other securities, assets and/or rights, the Company shall ensure that this Note is thereafter convertible into the amount of such other securities, assets and/or rights as would have been issued with respect to the Company's equity securities into which the Note would have been converted if such equity securities were outstanding at the time of such reclassification, recapitalization, merger, consolidation or other event. The Company covenants that it will, at all times, reserve and have available, solely for the purpose of issue upon conversion of this Note, a sufficient number of Shares for conversion of the Note to permit the conversion of the Note in full. The Company covenants that all securities issued hereunder shall, at the time of delivery, be duly authorized, validly issued, fully paid and non-assessable.

4.   Duties of the Holder Upon Conversion. In the event of conversion of this Note, the Holder will surrender this Note for conversion at the principal office of the Company at the time of the closing as set forth in Section 3.1. The Holder agrees to execute all necessary documents in connection with the conversion of this Note including, but not limited to, such instrument whereby the Holder agrees to be bound by the terms of the Company's then current Bylaws.

D.   Default; Acceleration

The occurrence of any one or more of the following events with respect to the Company constitutes an event of default hereunder (*"Event of Default"*):

A.   If the Company fails to pay the principal of this Note and accrued interest thereon when due and such nonpayment continues for ten (10) days after the Holder delivers written notice of default to the Company;

B.   If the Company, voluntarily or involuntarily, becomes subject to any insolvency proceeding or makes a general assignment for the benefit of creditors;

C.   If the Company is subject, voluntarily or involuntarily, to the filing of any petition or the commencement of any proceeding against the Company or any endorser or guarantor for any relief under any under bankruptcy or insolvency laws or any laws relating to the relief of debtors, readjustment of indebtedness, reorganizations, compositions or extensions; or

D.   The suspension of the transaction of the usual business of the Company.

Upon the occurrence of an Event of Default under this Note (unless all Events of Default have been cured or waived by the Holder), the Holder may, at its option (i) by written notice to the Company, declare the entire unpaid principal balance of this Note, together with all accrued interest thereon, immediately due and payable regardless of any prior forbearance, and (ii) exercise any and all rights and remedies available to it under applicable law including, without limitation, the right to collect from the Company all amounts due under this Note.

E.   Miscellaneous

1.   *Waiver by the Company.* The Company waives diligence, presentment, protest, demand and notice of protest, demand, dishonor and nonpayment of this Note, and expressly agrees that this Note, and any payment under it, may be extended by the Holder from time without in any way affecting the liability of the Company.

2.   *Amendment.* Any provision of this Note may be amended or modified only upon the express written consent of the Company and the Holder specifically referencing this <u>Section E.2</u>.

3.   *Restrictions on Transfer.* This Note and all of the rights and obligations hereunder may not be assigned, pledged, transferred or otherwise disposed of by the Holder without the prior written consent of the Company, which may be withheld for any reason. The Company may assign its obligations under this Note upon reasonable written notice to Holder.

4.   *Successors.* All rights and obligations of the Company and the Holder shall be binding upon, and shall insure to the benefit of, and benefit the successors, assigns, heirs, and administrators of the parties. As used in this Note, the Company includes any corporation, partnership, limited liability company or other entity that succeeds to or assumes the obligations of the Company under this Note.

5.   *Governing Law; Venue.* This Note is made under, and shall be governed, construed and interpreted by, and in accordance with, the laws of the State of New Hampshire. The parties hereto agree that any dispute concerning the subject matter of this Agreement shall be resolved only by litigation in applicable New Hampshire state courts or federal courts in the District of New Hampshire of proper jurisdiction and venue. Both parties expressly agree to submit to such jurisdiction and venue for all purposes hereunder.

6.   *Notices.* Any notice required or permitted hereunder shall be given in writing and shall be conclusively deemed effectively given upon personal delivery or delivery by courier, or five (5) days after deposit in the United States mail, by registered or certified mail, postage prepaid, return receipt requested, addressed (a) if to the Company, as set forth herein, and (b) if to the Holder, at the Holder's address as set forth herein, or at such other address as the Company or the Holder may designate by ten (10) days advance written notice to the other party hereto.

7.   *Heading; References.* All headings used herein are used for convenience only and will not be used to construe or interpret this Note. Except where otherwise indicated, all references herein to Sections refer to Sections of this Note.

8.   ***Expenses of Collection.*** **The Company agrees to be responsible to the Holder for all costs and expenses incurred by the Holder in enforcing the terms of this Note, including, but not limited to, costs of collection and reasonable attorneys' fees and expenses.**

[intentionally blank; signature page follows]

IN WITNESS WHEREOF, the Company has delivered this Convertible Promissory Note, and the Holder has acknowledged receipt thereof, as of the date and year hereinbefore first written.

QaZING, Inc.

(the *"Company"*)

_____   **By:**

Witness   **Name:**   <u>**Jason N. Garland**</u>

                          Title: <u>**Chief Executive Officer**</u>

AGREED AND ACCEPTED BY THE HOLDER:

By: _____

Name:

Title:

Address: _____

_____

Exhibit 9-B: Convertible Note Subscription Agreement qaZING, INC.

SUBSCRIPTION FOR CONVERTIBLE PROMISSORY NOTE

qaZING, INC.

SUBSCRIPTION FOR CONVERTIBLE PROMISSORY NOTE

The undersigned, _____, of Peterborough, New Hampshire, hereby agrees to subscribe for a $_____ Convertible Promissory Note (the "Note") loaned to qaZING, Inc.., a Delaware corporation (the "Company").

The undersigned represents and warrants as follows:

1.   That the undersigned has been given the opportunity to review (and to have the undersigned's attorney, accountant, and/or financial advisor review) a copy of the Company's Articles of Incorporation and By-Laws.

2.   That the undersigned understands that the Note has not been registered under the Securities Act of 1933, as amended, or under any state securities law. The undersigned understands that he is acquiring no right to require such registration in the future.

3.	The undersigned understands that the right to transfer the Note is severely restricted.

4.	That the undersigned is not bound by any agreement, court order, or administrative order that would be violated upon the consummation of the transaction contemplated hereunder.

5.	The undersigned understands and acknowledges that he is not represented by the Company's attorney and has been advised to seek independent legal advice concerning its investment in the Company and acquisition of the Note

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement effective this _____ day of _____, 2016.

_____	_____

Witness	_____

Agreed to and accepted:

qaZING, Inc.

By:_____

Its:

Exhibit 9-C: Investor Suitability Questionnaire for Convertible Note

Investor Suitability Questionnaire

To: Prospective purchasers of 10% Unsecured Convertible Promissory Notes (the "Notes") offered by qaZING, Inc. (the The Purpose of this Questionnaire is to solicit certain information regarding your financial status to determine whether you are an "Accredited Investor," as defined under applicable federal and state securities laws, and otherwise meet the suitability criteria established by the Company for purchasing Notes. This questionnaire is not an offer to sell securities. Your answers will be kept as confidential as possible. You agree, however, that this Questionnaire may be shown to such persons as the Company deems appropriate to determine your eligibility as an Accredited Investor or to ascertain your general suitability for investing in the Notes, and that the Company may rely on your representations therein in deciding whether or not to accept your subscription for the Notes.

ACCREDITATION CRITERIA

TO BE COMPLETED BY ALL U.S. SUBSCRIBERS

The Securities are being offered only to "accredited investors" as defined within the meaning of rule 501 (a) of Regulation D promulgated by the Securities and Exchange Commission. An accredited investor is one who fulfills any one of the following Please indicate (by check) which criteria apply:

A.   For an INDIVIDUAL INVESTOR (a natural person), please indicate which criteria apply:

[ ]   (1) Individual income in excess of $200,000 in each of the two most recent years or joint income (with such investor's spouse) in excess of $300,000 in each of those years and a reasonable expectation of reaching the same income level in the current year.

[ ]   (2) An individual (not a partnership, corporation, etc.) whose individual net worth, or joint net worth with his or her spouse, at the time of this purchase exceeds $1,000,000 (PLEASE NOTE: In calculating net worth, you include all of your assets (other than your primary residence), whether liquid or illiquid, such as cash, stock, securities, personal property and real estate based on the fair market value of such property MINUS all debts and liabilities (other than a mortgage or other debt secured by your primary residence unless such borrowing occurred in the 60 days preceding the date of purchase of the Interests and was not in connection with the acquisition of the primary residence). In the event any incremental mortgage or other indebtedness secured by your primary residence occurs in the 60 days preceding the date of the purchase of the Notes, the additional mortgage or other indebtedness secured by your primary residence must be treated as a liability and deducted from your net worth even though the value of your primary residence will not be included as an asset. Further, the amount of any mortgage or other indebtedness secured by your primary residence that exceeds the fair market value of the residence should also be deducted from your net worth).

        [ ]   (3) A director or executive officer of the Company.

B.   For a LEGAL ENTITY (other than a natural person), please indicate which criteria apply:

        [ ]   (1) A bank, savings and loan association or similar institution, as defined in the Securities Act of 1933, whether acting in its individual or fiduciary capacity.

        [ ]   (2) A broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934.

        [ ]   (3) An insurance company as defined in the Securities Act of 1933.

        [ ]   (4) An investment company registered under the Investment Company Act of 1940.

[ ]   (5) A business development company as defined in the Investment Company Act of 1940.

[ ]   (6) A private business development company as defined in the Investment Advisors Act of 1940.

[ ]   (7) A Small Business Investment Company licensed by the U.S. Small Business Administration under the Small Business Investment Act of 1958.

[ ]   (8) An organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000.

[ ]   (9) A plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000.

[ ]   (10) An employee benefit plan within the meaning of Title I of the Employment Retirement Income Security Act of 1974, if the investment decision is made by a plan fiduciary, as defined in such Act, which is either a bank, savings and loan association, insurance company, or registered investment advisor, or if the employee benefit plan has total assets in excess of $5,000,000, or if a self directed plan, the investment decisions are made solely by persons that are accredited investors.

[ ]   (11) A trust with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the Securities offered, whose purchase is directed by a "sophisticated" person. (The person or persons making the investment decisions of the trust should complete Part I (unless B(1) or B(2) also apply).

[ ]   (12) An entity in which all of the equity owners are "accredited investors."

Date: _____

Name of Subscriber: _____

Signature of Subscriber: _____

qaZING, INC.

FINANCIAL STATEMENTS
FOR THE FOUR MONTH PERIOD ENDED
DECEMBER 31, 2015
AND
INDEPENDENT AUDITORS' REPORT

OSTER & WHEELER, PC

Certified Public Accountants

86 West Street, PO Box 623, Keene, NH 03431
Phone: (603) 352-4500   Fax: (603) 352-8558

14 Grove Street, Peterborough, NH 03458
Phone: (603) 924-3062   Fax: (603) 924-7805

OSTER & WHEELER, PC

Certified Public Accountants

86 West Street, PO Box 623, Keene, NH 03431
Phone: (603) 352-4500 Fax: (603) 352-8558

14 Grove Street, Peterborough, NH 03458
Phone: (603) 924-3062 Fax: (603) 924-7805

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
qaZING, Inc.:

We have audited the accompanying financial statements of qaZING, Inc. which comprise the balance sheet as of December 31, 2015 and the related statements of income and accumulated deficit, changes in stockholder's equity and cash flows for the four month period then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

boster@osterwheeler.com cwheeler@osterwheeler.com cprigge@osterwheeler.com
mmenard@osterwheeler.com rhaight@osterwheeler.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of qaZING, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the four months then ended in accordance with accounting principles generally accepted in the United States of America.

Oster & Wheeler, P.C.

Keene, New Hampshire
April 26, 2016

ASSETS

CURRENT ASSETS:		
Cash	$	2,170
Total current assets		2,170
OTHER ASSETS:		
Intangible assets, net of amortization of $417		24,583
Total other assets		24,583
Total assets	$	26,753

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Line of credit	$	10,000
Accrued interest		41
Total current liabilities		10,041
Total liabilities		10,041
STOCKHOLDER'S EQUITY:		
Common stock, .001 par value; 60,000,000 shares authorized, 25,000,000 issued and outstanding		25,000
Accumulated deficit		(8,288)
Total stockholder's equity		16,712
Total liabilities and stockholder's equity	$	26,753

qaZING, INC.
STATEMENT OF INCOME AND ACCUMULATED DEFICIT
FOR THE FOUR MONTH PERIOD ENDED DECEMBER 31, 2015

NET REVENUES:	$ -
EXPENSES:	
Research and development	7,365
Amortization expense	417
Advertising expense	160
Bank charges	120
Meals and entertainment	79
Vehicle expense	73
Interest expense	41
Other expenses	33
Total expenses	8,288
NET LOSS	(8,288)
ACCUMULATED DEFICIT, beginning of year	-
ACCUMULATED DEFICIT, end of year	$ (8,288)

qaZING, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE FOUR MONTH PERIOD ENDED DECEMBER 31, 2015

	COMMON STOCK	ACCUMULATED DEFICIT
BALANCE AT SEPTEMBER 1, 2015	$ -	$ -
Issuance of common stock	25,000	-
Net loss	-	(8,288)
BALANCE AT DECEMBER 31, 2015	$ 25,000	$ (8,288)

The accompanying notes to the financial statements are an integral part of these statements.

qaZING, INC.
STATEMENT OF CASH FLOWS
FOR THE FOUR MONTH PERIOD ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (8,288)
Adjustments to reconcile change in accumulated deficit to	
net cash used in operating activities:	
Amortization	417
Increase in the following liabilities:	
Accrued interest	41
Total adjustments	458
Net cash used in operating activities	(7,830)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from line of credit	10,000
Net cash provided by financing activities	10,000
NET INCREASE IN CASH	2,170
CASH, beginning of period	-
CASH, end of period	$ 2,170

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Non-cash investing and financing activities:

The Company issued $25,000 of common stock in lieu of payment for organizational costs of $17,000 and intellectual property of $8,000

1. <u>Summary of significant accounting policies</u>:

<u>Nature of business</u> – qaZING, Inc. (the "Company") was formed on September 10, 2015, as a Delaware corporation. The Company is presently headquartered in Peterborough, New Hampshire. The company is seeking to establish an on-demand software platform and marketplace to help service providers and clients do business. The principal mechanism for the use of this marketplace is anticipated to be a computer application that is deployed on mobile devices. The Company believes there is an untapped need for this marketplace, and that the advent of smartphones with built-in GPS capabilities makes this product potentially very functional and practical. To date, the Company has had extremely limited operations. It is actively developing a website and a mobile device software application to create its marketplace platform to connect service providers with clients.

<u>Basis of accounting</u> – qaZING, Inc. prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP). This basis of accounting requires the application of accrual accounting.

<u>Basis of presentation</u> – The financial statement presentation follows the recommendations of the American Institute of Certified Public Accountants.

<u>Income taxes</u> – The Company is a corporation under the federal tax code. As such, it files an annual Form 1120 (U.S. Income Tax Return for Corporations). The Company accounts for income taxes in accordance with FASB ASC 740-10, *Accounting for Uncertainty in Income Taxes*, which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. For the four month period ended December 31, 2015, the Company has no material uncertain tax positions to be accounted for in the financial statements. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in interest expense. There were no such expenses for the four month period ended December 31, 2015.

<u>Cash equivalents</u> – For the purpose of the statements of cash flows, the Company considers cash equivalents to be all highly liquid securities with an original maturity of three months or less.

<u>Amortization</u> – The Company follows the policy of charging to expense annual amounts of amortization which allocate the cost of intangible assets over their estimated useful lives. The Company uses the straight-line method for determining annual charges for amortization. Costs related to acquiring organizational costs and other intangible assets are capitalized and amortized over the assets' estimated useful lives. Generally, these intangible assets are amortized over 15 years, which commences once the asset is obtained.

1. Summary of significant accounting policies (continued):

   Recognition of revenue and expenses – The Company's books and records are maintained on the accrual basis of accounting whereby revenues are recorded when services are delivered, and expenses are recorded as incurred.

   Advertising costs – The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place. Advertising expense was $160 in 2015.

   Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Intangible assets:

   As of December 31, 2015, intangible assets were comprised of the following:

Organizational costs	$ 17,000
Intellectual property	8,000
	25,000
Less - accumulated amortization	417
	$ 24,583

3. Line of credit:

   On October 1, 2015, the Company entered into a line of credit agreement with a certain related party for $100,000. It is available for working capital purposes. The line is on demand and bears interest at a rate of 2% per annum. Any unpaid principal and interest amounts are due on December 1, 2016. At December 31, 2015, the Company had $10,000 drawn on the line that is reported on the balance sheet as a current liability.

4. Preferred stock:

   At December 31, 2015, there were 20,000,000 shares of preferred stock authorized, no shares were issued and outstanding.

5. Issuance of common stock:

On September 10, 2015 the Corporation issued 25,000,000 shares of $.001 par value common stock to a single corporate stockholder in a non-cash transaction. In lieu of cash, the Company received intellectual property valued at $8,000 and the stockholder paid for the Company's organizational costs totaling $17,000. The value of the intellectual property and organizational costs were determined based on the actual expenses incurred by the stockholder in arms lengths transactions with third parties.

6. Nonqualified stock option plan:

On September 18, 2015, the Company adopted a Nonqualified Stock Option Plan, authorizing the grant of stock options exercisable for up to 5,000,000 shares of common stock. As of December 31, 2015, no options to acquire shares of common stock are promised or outstanding relating to grants to advisors and consultants of the Company. These grants vest over terms ranging from two to four years subject to the grantee's continued service to the Company.

7. Related party transactions:

The following transactions occurred between the Company and its related party:

The Company entered into its line of credit agreement with PeoplesVC, a corporation under common control, for $100,000 with interest being paid at a rate of 2% per annum. Borrowings for the four month period ended December 31, 2015 totaled $10,000 – there were no loan repayments.

8. Risk and uncertainties:

The Company is a development stage entity, thus there is a high level of risk and uncertainty associated with future operations. There are no guarantees that qaZING, Inc. will be successful in generating revenues or developing an adequate customer base for the Company's planned products and services. There are also risks and uncertainties associated with the Company's ability to raise adequate working capital from investors to finance the development and marketing of their products.

9. Subsequent events:

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through April 26, 2016, the date the financial statements were available to be issued. No events were noted for disclosure.

SOURCES AND USES

The gross proceeds of the Offering to the Company will be a minimum of twenty two thousand four hundred dollars ($22,400) and a maximum of nine hundred ninety nine thousand eight hundred and eighty dollars ($999,880). However, the actual proceeds available to the Company will be reduced by the expenses of the Offering, including the costs of preparing this Offering Memorandum and the marketing, filing, printing, legal, accounting and other fees and expenses related to the Offering. In addition, although the Company currently intends to sell the Shares through its officers and directors, who will not receive any additional compensation for their efforts, the Company reserves the right to hire a placement agent. Any such placement agent will be a registered broker or dealer who is a member of the FINRA, and may receive commissions of up to ten percent (10%) of the gross amount of the Shares sold (such percentage to be determined in the Company's discretion), in which case the gross proceeds to the Company will be diminished by up to an additional 10%. The amount of any such commissions, and the reduction in proceeds available to the Company, will not be taken into account in determining whether the minimum number of 80,000 Shares for gross proceeds of $22,400 required to close the Offering have been sold. The table below sets forth the use of proceeds for both the minimum and maximum offering amounts assuming no placement agent and based upon the Company's current estimate of the Offering expenses and its operational needs.

SOURCES

Use of Proceeds

	Minimum Amount	Percent of Proceeds (%)	Maximum Amount	Percent of Proceeds (%)
Gross Proceeds[1]	$22,400	100.00%	$1,000,000	100.00%

	USES			
	Minimum Amount	Percent of Gross Proceeds (%)	Maximum Amount	Percent of Gross Proceeds (%)
Offering Expenses				
Legal	$10,000	44.64%	$25,000	2.50%
Marketing[1]	$2,000	8.93%	$150,000	15.00%
Other[3]	$300	1.34%	$18,000	1.80%
Total Expenses	$12,300	55%	$193,000	19.30%
Net Proceeds	$10,100	45%	$807,000	80.70%

		Percent of Net Proceeds (%)		Percent of Net Proceeds (%)
Operational Uses				
Marketing	$700	6.93%	$148,721	18.43%
IT Infrastructure	$3,900	38.61%	$350,600	43.44%
Equipment &Licenses	$185	1.83%	$8,259	1.02%
Professional Services	$215	2.13%	$9,598	1.19%
Travel & Entertainment	$560	5.54%	$25,000	3.10%
Office/Utilities	$125	1.24%	$5,580	0.69%
Wages & benefits	$4,015	39.75%	$179,241	22.21%
Contingency[2]	$400	3.96%	$80,000	9.91%
Total Operational Uses of Net Proceeds	$10,100	100%	$807,000	100.00%

[1] The Company initially expects to (but is not obligated to) spend up to $2,000 to market the Offering. After the initial closing of the Offering, depending on the success of the marketing efforts, the Company reserves the right to spend $148,000 marketing the Offering. The total marketing spending for the Offering is not expected to exceed $150,000.

[2] Contingency represents a reserve of funds that management may use at its discretion to pay for operational or offering expenses that exceed management's current estimates for such expenses or that are otherwise not captured by the categories above. Assuming this Offering represents a Qualified Financing for purposes of the Company's Convertible Notes (see "Capitalization & Indebtedness" Indebtedness "Convertible Notes" located elsewhere in this Offering Memorandum), the Company reserves the right to use the Contingency funds to repurchase the Convertible Notes in accordance with their terms such that they do not automatically convert into Shares in this Offering. If the Company raises the minimum amount of $22,400 in the Offering, we currently expect this amount

to last for not more than two (2) months of operations; if we raise the maximum amount of $999,880, we currently expect it to last us for not more than a total of twelve (12) months of operations.

[1] Includes Escrow Service Fees

The Company has not had any events in the past that have, or to the best of the knowledge of the Company will, triggered/trigger disqualification.

Financial Condition

Management's Discussion and Analysis of Financial Condition and Results of Operations

The Company has extremely limited assets: $2,170 in cash as of 12/31/15.

The Company has extremely limited liquidity: $2,170 in cash as of 12/31/15.

Plan of Operations: The Company has not received revenue from operations during any prior fiscal years, as it was formed September 10, 2015.

If the Company raises the minimum amount of $22,400 in the Offering, we currently expect this amount to last for not more than two (2) months of operations and therefore will require the Company to seek additional funding; if we raise the maximum amount of $999,880, we currently expect it to last us for not more than a total of twelve (12) months of operations. The actual amount of time that such funds last may be less. Even if the Company raises the maximum amount in this Offering, it may need to raise additional capital in the future to fund its operations and proposed business, and there is no guarantee that it will be able to do so.

3 - 2 INDEBTEDNESS

Line of Credit Agreement

On October 15, 2015, the Company entered into a $100,000 line of credit agreement with PeoplesVC, Inc. (the "Line of Credit Agreement"). PeoplesVC, Inc., as of the offering date of this Offering Memorandum, owns 25,000,000 shares of the Company's common stock. Advances under the Line of Credit Agreement bear interest at a rate of 3% per annum. Any unpaid principal and interest amounts are due on December 1, 2016. PeoplesVC, Inc. has the right to reject any request for an advance in its sole discretion.

As of the date of this Offering Memorandum, $15,000 has been drawn under the Line of Credit Agreement, however, the Company expects to draw some or all of the funds available under the Line of Credit Agreement to fund its operations and offering expenses during the pendency of this Offering. The Company has no obligation to draw funds from the Line of Credit Agreement.

Convertible Notes

The Company began selling Convertible Notes to Accredited Investors March 8, 2016.   The Convertible notes bear an annual interest rate of 10%, convert into equity upon a Qualified Financing Event, and if/when they convert into equity, they convert at a 50% discount. For a complete understanding of the terms of these notes, please refer to Exhibit 10-A through Exhibit 10-C. As of the commencement of this offering, the Company has sold $75,000 of Convertible Notes, and anticipates continuing to sell these notes until Company deems, at its own discretion, that it has raised sufficient amounts of funds through the sale of these notes to meet its capital needs.

CAPITALIZATION & INDEBTEDNESS

13 - 1: EQUITY CAPITALIZATION

The following table summarizes the capitalization of the Company as of the date of this Offering Memorandum.

Equity Capitalization

	Common Shares	Options
PeoplesVC, Inc.	25,000,000	
Stock Option Plan Pool*		5,000,000
Total	25,000,000	5,000,000

As of the date of this Offering Memorandum, the Company has authorized sixty million (60,000,000) shares of common stock, par value $0.001 ("Common Stock") and twenty million (20,000,000) shares of preferred stock, par value $0.001 ("Preferred Stock").

*For more information about the Company's Stock Option Pool and plan, please see Exhibit 5B.

Common Stock

As of the date of this Offering Memorandum, 25,000,000 shares of Common Stock have been issued, all of which are owned by PeoplesVC, Inc., a Delaware corporation formed on December 17, 2012. In addition, as of the date of this Offering Memorandum, there are also 5,000,000 shares of unissued Common Stock for the Company's Stock Option Plan - see below under 'qaZING 2015 Non qualified Stock Option Plan" for more information.

Preferred Stock

As of the offering date, the Company has authorized 20,000,000 shares of Preferred Stock. No Preferred Stock shares are currently outstanding.

qaZING Stock Plan

On September 18, 2015, the Company adopted the qaZING, Inc. 2015 Nonqualified Stock Option Plan, authorizing the grant of stock options exercisable for up to 5,000,000 shares of Common Stock. As of the date of this Offering Memorandum, 1,600,000 shares have been granted to employees, advisors, and/or consultants of the Company, representing 32% of the option pool, leaving 68% of the option pool available for future grants. These grants vest over terms ranging from two to four years subject to the grantee's continued service to the Company. In the event of a sale of all or substantially all of the Company's assets, or a merger, consolidation or other capital reorganization or business combination transaction of the Company with or into another corporation, entity or person, or another transaction materially similar in effect, each outstanding option shall either be (i) assumed or an equivalent option or right shall be substituted by such successor corporation or a parent or subsidiary of such successor corporation, or (ii) terminated in exchange for a payment of cash, securities and/or other property equal to the excess of the fair market value of the portion of the option that is vested and exercisable immediately prior to the consummation of the corporate transaction over the per share exercise price thereof.

qaZING Anticipated Business Plan

FORMATION

THE COMPANY qaZING, Inc. (the "Company", "we" or "us") was formed on September 10, 2015, as a Delaware corporation. The Company was founded by PeoplesVC, Inc., a Delaware corporation formed on December 17, 2012. Please see "Related Party Transactions" below. The Company filed an Amended Certificate of Incorporation on November 3, 2015, to change its name from "kaZING, Inc." to "qaZING, Inc." This Amended CERTIFICATE of Incorporation was accepted by the Secretary of State of Delaware on November 16, 2015. The Company is presently headquartered at 70 Main Street, Suite 500, Peterborough, New Hampshire, 03458.

MARKET & OPERATIONS

The company is seeking to establish an on demand software platform and marketplace to help service providers and clients do business.

The principal mechanism for the use of this marketplace is anticipated to be a computer application that is deployed on mobile devices. This system will allow clients seeking a service to post their need (for example, a client seeking someone to do yard work, run an errand, perform at an event, tutor, provide technical support, etc.), view local service providers interested in providing help, and ultimately select a service provider to provide service. The system would also accommodate the billing and financial transactions electronically without cash, checks, or other forms of physical world payment. Clients would be able to rate providers, and providers would be able to rate clients, creating a method of accountability in which clients and providers who act politely and professionally are rewarded. The system would include a website, mobile device application software, and central server(s).

The Company believes there is an untapped need for this marketplace, and that the advent of smartphones with built in GPS capabilities makes this product potentially very functional and practical.

THE COMPANY's CURRENT OPERATIONS TO DATE: The Company has had extremely limited operations. It is actively developing website and a mobile device software application to create its marketplace platform to connect service providers with clients.

THE COMPANY's PROSPECTIVE OPERATIONS: The Company intends to develop its beta systems (Version .5) and then test its marketing and its systems in a small market, likely local to its headquarters in Peterborough, New Hampshire, USA. The Company intends to learn from its experiences in its initial test market, refine its software and marketing strategy and deploy its marketing and systems into a slightly larger market. The Company plans to continue this iteration of development, deployment, and learning and ultimately test a large metropolitan market. These initial markets are likely to be within the United States.

MARKET SIZE: The Company believes the market for its services is ultimately a global market, as many people all over the world need help with different things at different times, and many people all over the world would welcome an opportunity to earn extra money.

In the United States alone, the Company believes its market size is roughly $200 Billion, based on the following research (please note: these are third party estimates only - the actual market may differ, and could be substantially smaller than these numbers presented below):

MARKET SIZE ANALYSIS (UNITED STATES)				
	Estimated		Date Retrieved	
	US Market Size	Data	From Data	Link to
Vertical Sector	EstimatedSize (in Dollars)	Source	Source	Report
Taxi Industry	$16,000,000,000.00	IBIS	5/10/2016	https://www.ibisworld.com/industry/default.aspx?indid=1951
Landscaping	$77,000,000,000.00	IBIS	5/10/2016	https://www.ibisworld.com/industry/default.aspx?indid=1497
Private Tutoring	$11,000,000,000.00	A GSV education report from April 2012	5/10/2016	http://gsvadvisors.com/wordpress/wp-content/uploads/2012/04/GSV-EDU-Factbook-Apr-13-2012.pdf
Tech Support	$28,000,000,000.00	Parks Associates	5/10/2016	https://www.parksassociates.com/blog/article/parks-pr2011-techsupport2
Moving Things	$16,000,000,000.00	IBIS	5/10/2016	http://www.ibisworld.com/industry/default.aspx?indid=1154
Cleaning	$46,000,000,000.00	Sbdcnet	5/10/2016	http://www.sbdcnet.org/small-business-research-reports/commercial-residential-cleaning-services
Pet Grooming & Boarding	$6,000,000,000.00	IBIS	5/10/2016	http://www.ibisworld.com/industry/default.aspx?indid=1735

Total	$200,000,000,000.00			

Background of Directors and Officers

Mr. Jason N. Garland serves as the Chief Executive Officer of the Company. Mr. Jason N. Garland has limited Business Experience: Mr. Jason N. Garland is currently a student at the University Of Vermont, with an anticipated BA degree in Chinese and Asian Studies which he expects to receive in May, 2016, with minors in Mathematics and Spanish. Mr. Jason N. Garland was inducted into the Phi Beta Kappa Honors Society in December, 2015. Mr. Jason N. Garland has served as Director of Social Media for PeoplesVC, Inc., and is a co founder of qaZING, Inc.

The Company currently has two members of its Board of Directors: Mr. Akhil D. Garland, and Mr. Jason N. Garland. Mr. Jason N. Garland has served as the Director of Social Media for PeoplesVC, Inc. since 2012, and is currently enrolled in the University of Vermont as an undergraduate class member of 2016, with a double major in Mandarin and Asian Studies, and a minor in Spanish and Mathematics. The Company may increase the number of directors in the future.

Mr. Akhil D. Garland serves as a Director of the Company, as well as the Secretary and Treasurer. Mr. Akhil D. Garland also serves as the Chief Executive Officer of PeoplesVC, Inc., the Company's initial investor. Mr. Akhil D. Garland holds a B.A. in mathematical sciences from Connecticut College, which he received in 1985. Mr. Akhil D. Garland previously was the Information Technology director for Community Care Systems, Inc., an international healthcare company headquartered in Boston as well as the IT Director for the Massachusetts College of Art in Boston. Mr. Akhil D. Garland was founder and CEO of Essential.com (an internet energy and communications marketplace that raised over $80 million in venture capital financing), Garland Enterprises, Inc. (an internet publishing business) and Utopia Living, Inc. (also doing business as Book A Home Now.com). Mr. Akhil D. Garland was a founder of Flying Networks, Inc. (a company that manufactured insect traps). Mr. Akhil D. Garland founded PeoplesVC, Inc. in December of 2012. In the past five years, Mr. Akhil D. Garland was formerly a director of The Well Inc., a 501(c)(3) nonprofit, CrowdfundVC, LLC, Wall + Main, Inc., PeoplesVC, Inc., PeoplesVC LLC, CrowdfundVC, and International App Factory LLC. He is currently a director and president of Utopia Living, Inc. As of the date of this Offering Memorandum, Mr. Akhil D. Garland has not yet received any cash compensation for his work for the Company.

ASSETS

CURRENT ASSETS:

Cash	$	2,170
Total current assets		2,170

OTHER ASSETS:

Intangible assets, net of amortization of $417		24,583
Total other assets		24,583
Total assets	$	26,753

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:

Line of credit	$	10,000
Accrued interest		41
Total current liabilities		10,041
Total liabilities		10,041

STOCKHOLDER'S EQUITY:

Common stock, .001 par value; 60,000,000 shares authorized, 25,000,000 issued and outstanding		25,000
Accumulated deficit		(8,288)
Total stockholder's equity		16,712
Total liabilities and stockholder's equity	$	26,753

The accompanying notes to the financial statements are an integral part of these statements.

qaZING, INC.
STATEMENT OF CASH FLOWS
FOR THE FOUR MONTH PERIOD ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$ (8,288)
Adjustments to reconcile change in accumulated deficit to net cash used in operating activities:	
Amortization	417
Increase in the following liabilities:	
Accrued interest	41
Total adjustments	458
Net cash used in operating activities	(7,830)

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from line of credit	10,000
Net cash provided by financing activities	10,000

NET INCREASE IN CASH	2,170
CASH, beginning of period	-
CASH, end of period	$ 2,170

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Non-cash investing and financing activities:

The Company issued $25,000 of common stock in lieu of payment for organizational costs of $17,000 and intellectual property of $8,000

_{The accompanying notes to the financial statements are an integral part of these statements.}


qaZING, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE FOUR MONTH PERIOD ENDED DECEMBER 31, 2015


	COMMON STOCK	ACCUMULATED DEFICIT
BALANCE AT SEPTEMBER 1, 2015	$ -	$ -
Issuance of common stock	25,000	-
Net loss	-	(8,288)
BALANCE AT DECEMBER 31, 2015	$ 25,000	$ (8,288)


The accompanying notes to the financial statements are an integral part of these statements.


qaZING, INC.
STATEMENT OF INCOME AND ACCUMULATED DEFICIT
FOR THE FOUR MONTH PERIOD ENDED DECEMBER 31, 2015

NET REVENUES:	$ -
EXPENSES:	
Research and development	7,365
Amortization expense	417
Advertising expense	160
Bank charges	120
Meals and entertainment	79
Vehicle expense	73
Interest expense	41
Other expenses	33
Total expenses	8,288
NET LOSS	(8,288)
ACCUMULATED DEFICIT, beginning of year	-
ACCUMULATED DEFICIT, end of year	$ (8,288)

RELATED PARTY TRANSACTIONS

On October 15, 2015 the Company entered into a Credit Line Agreement with its initial investor PeoplesVC, Inc. The Company's Director, Secretary, and Treasurer, Mr. Akhil Garland, owns, as of the commencement date of this Offering, a majority interest in PeoplesVC, Inc.

Mr. Jason N. Garland, the Chief Executive Officer and member of the Company's Board of Directors is the son of the Company's Director, Secretary, and Treasurer, Mr. Akhil D. Garland.

Utopia Living, Inc., a private company owned by Mr. Akhil D. Garland, helps test the Company's platform by searching for and utilizing independent contractor Providers that provide real estate maintenance-related services. In these instances, Utopia Living, Inc. utilizes a discount code that provides up to 20% off services provided. This 20% discount equates to revenue the Company would have received from these transactions under normal circumstances, and is waived because the Company receives value from Utopia Living, Inc. in the form of identifying system bugs and problems, as well as identifying opportunities for improvements to the Company's business model and platform.

Management of the Company reserves the right, but has no obligation to, purchase up to four hundred thousand (400,000) Shares of the Company in this Offering for investment purposes on the same terms as other Investors.